Filed pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Filing Person: iStar Inc.
Subject Company: iStar Inc.
Commission File Number: 333-268822

iStar Proxy Solicitation Presentation February 2023 Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 6(b) of the Securities Exchange Act of 1934 Filing Person: iStar Inc. Subject Company: iStar Inc. Commission File Number: 333 - 268822

Forward - Looking Statements and Other Matters Forward - Looking Statements Certain matters discussed in this document may be forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms . These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release . Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin - Off, sales of assets and other factors ; (2) any delay or inability of the combined company and/or SpinCo to realize the expected benefits of the transactions ; (3) changes in tax laws, regulations, rates, policies or interpretations ; (4) the value of the combined company shares to be issued in the transaction ; (5) the value of SpinCo's shares and liquidity in SpinCo's shares ; (6) the risk of unexpected significant transaction costs and/or unknown liabilities ; (7) potential litigation relating to the proposed transactions ; (8) the impact of actions taken by significant stockholders ; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions ; and (10) general economic and business conditions that could affect the combined company and SpinCo following the transactions . Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including the definitive joint proxy statement / prospectus filed with the SEC on January 30 , 2023 , and any amendments or supplements thereto and its most recently filed Annual Report on Form 10 - K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10 - K . Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward - looking statements, which speak only as of the date of this document . Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward - looking statements to reflect events or circumstances after the date of this document or to reflect actual outcomes . Additional Information and Where You Can Find It In connection with the proposed transactions, STAR has filed with the SEC a registration statement on Form S - 4 on December 16 , 2022 that includes a joint proxy statement of STAR and SAFE and that also constitutes a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger . In addition, SpinCo has filed with the SEC a Form 10 registration statement on February 3 , 2023 that will register its common shares . STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions . This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE or SpinCo have filed or may file with the SEC . INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www . sec . gov or by contacting the investor relations departments of STAR or SAFE at the following : This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo have filed or may file with the SEC in connection with the proposed transactions . No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Participants in the Solicitation STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions . Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC . Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC . A more complete description is included or incorporated by reference in the registration statement on Form S - 4 , the joint proxy statement/prospectus and the Form 10 registration statement . iStar, Inc . 1114 Avenue of the Americas 39 th Floor New York, NY 10036 Attention : Investor Relations Safehold, Inc . 1114 Avenue of the Americas 39 th Floor New York, NY 10036 Attention : Investor Relations 2

Creates a stronger and more independent Safehold that is well - positioned for future growth and increasing scale Represents culmination of multi - year strategy to grow the innovative ground lease ecosystem and establish Safehold as the market leader Retire iStar’s outstanding liabilities (primarily unsecured notes due 2024, 2025, 2026 and preferred stock) Repackages existing long - term legacy assets in a structure that preserves management expertise and provides the opportunity to capture full value Executive Summary The proposed transaction between iStar and Safehold provides important benefits to iStar shareholders by delivering interests in both the combined company (“New Safehold”) and a spun - off corporation (“Star Holdings”) to maximize sum - of - the - parts value. 2 1 3 4 Special meetings of the Safe and Star shareholders’ have been scheduled for March 9, 2023 and we're currently targeting closing on or about March 31, 2023; however, the transactions are subject to various conditions and there can be no assurance that we will close within our targeted or anticipated timeframes or at all. 3

Transaction Summary

1. iStar and Safehold are combining in a tax-free reorganization
   - New Safehold will be the surviving company focused on growing its market leading position in the ground lease space

2. In connection with the transaction, iStar has agreed to retire ~$2.1 billion of liabilities using cash on-hand and proceeds from asset sales

3. Any STAR assets not monetized (~$350M gross book value) along with $400M SAFE shares will be spun off to Star Holdings. Star Holdings will incur two new primary liabilities which will be utilized in part to satisfy iStar liabilities:
   - $140M margin loan secured against SAFE shares held by Star Holdings
   - $100M secured term loan from New Safehold[1]

For every 1 share of STAR owned, shareholders will receive:

- ~0.153 shares[2] of New Safehold
- Proportionate ownership[3] of Star Holdings

Note: figures referenced in this presentation are estimates and correspond to those included iStar's definitive joint proxy statement / prospectus. The final STAR share consolidation ratio is subject to change based on a number of factors and may be higher or lower than 0.153. Please read the joint proxy statement / prospectus for more information.

(1) The senior secured term loan principal amount may be increased or decreased from time to time with the approval of both parties.

(2) The estimated ratio of 0.153 is calculated pre-reverse stock split at iStar. Assumes $28.62 stock price (closing price on 12/30/22) for SAFE shares contributed to Star Holdings and SAFE shares used to settle iPIP liability. Also assumes approximately 5.4M shares sold to MSD Partners at $37.00 per share and an upward adjustment of approximately 1.2M shares issued from SAFE to STAR (assuming 3/31/23 closing date) representing merger consideration.

(3) STAR currently expects to set a distribution rate for the spin off that is approximately equal to the STAR share consolidation ratio such that a STAR shareholder will maintain its percentage ownership of pre-merger STAR in Star Holdings.

iStar

4

Transaction Detail

1 share STAR

iStar Today

- ~34M Shares of SAFE[1]
- ~$0.4b Legacy Assets[2]
- ~$0.1b GLX Investments[6]
- SAFE Mgmt. Contract
- ~$2.1b Debt, Pfd. Equity, Other
- ~$1.5b Cash[2]

→

Transaction Components

Implied Consideration from SAFE

- $0.1b Debt Assumption (TRUPs)
- 1.2m Share Upward Adjustment to Consolidation Ratio[3]
- $0.1b GLX Purchase

Sell 5.4M ($200m) SAFE Shares to MSD Partners[5]

- Strategic investor in New Safehold equity as well as Caret

Effectuate Tax Free Reorganization

- STAR Reverse Stock Split Based on Number of SAFE Shares Owned at Time of Split
- 1:1 Exchange Ratio of SAFE Common Stock to STAR Common Stock

Distribution of Star Holdings Shares

Settle Remaining Liabilities[7]

- Debt, Preferred Stock, LTIP

→

Ownership Outcomes for Shareholders

~0.153 share SAFE

New Safehold

- ~13M Shares of New Safehold[1,4]

\+

Proportionate Interest In Star Holdings

- ~14M Shares of New Safehold[4]
- ~$0.4b Legacy Assets
- ~$0.2b Net Debt

(1) Excludes ~6.6m SAFE shares distributed to STAR shareholders on December 7, 2022.
(2) Gross book value pro forma for legacy asset sales projected to occur prior to closing.
(3) Assumes 3/31 closing date and represents merger consideration. Subject to change if transaction occurs after 3/31/23.
(4) Figure is net of estimated ~2.5M shares used to settle iStar's existing iPIP liability.
(5) 5.4M shares sold at $37 per share for $200M net proceeds in MSD stock purchase transaction.
(6) Represents ground lease ecosystem fund investments of Ground Lease Plus and Loan Plus.
(7) Settle debt (excluding Trust Preferred which will continue at New Safehold) and preferred stock using cash on hand. Settle iPIP liability using approximately 2.5M SAFE shares.

iStar

5

Full Resolution of iStar's Liabilities

iStar Asset	Where It Goes	Liability Bridge
~$1.5b Cash	Used to pay off unsecured notes, preferred stock and other liabilities	~$1.5B *Cash Used*
~41M SAFE Shares[1]	~6.6M shares distributed to STAR shareholders on 12/7/22 ~13.3M shares to STAR shareholders in merger ~14.0M shares[2] to Star Holdings to be monetized over time ~5.4M shares sold to MSD Partners @ $37/share ~2.5M shares[2] to settle iPIP liability	$200M *MSD Partners Sale* $140M *Margin Loan Proceeds*
~$0.4b Legacy Assets	Contributed to Star Holdings for orderly monetization over time	$100M *Term Loan Proceeds*
~$0.1b[3] GLX Assets	Implied sale to SAFE at approximate book value	~$100M *Cash Proceeds*
Merger Consideration	Upward adjustment of ~1.2M shares[4] in consolidation ratio for STAR shareholders New Safehold retains $100M Trust Preferred debt	$100M *Debt Assumed*
		$0 *All Liabilities Settled*

iStar

(1) Prior to ~6.6M special dividend distribution of SAFE shares on 12/7/22.
(2) Assumes $28.62 stock price (closing price on 12/30/22) for SAFE shares contributed to Star Holdings and SAFE shares used to settle iPIP liability.
(3) Estimated GLX gross book value as of 3/31/23.
(4) Subject to change if transaction occurs after 3/31/23.

6

Transforming Into a Stronger Safehold

Accretive outcome for iStar shareholders that best positions New Safehold to expand its market-leading position

		Commentary
Structure	Internally Managed	✓ Retains management team and IP and removes perceived go-forward conflict of external management structure, which helps with external stakeholders
	Governance	✓ Establishes majority independent New Safehold Board of Directors
	Shareholder Voting Rights	✓ Broadens distribution of voting power to all SAFE shareholders with materially reduced shareholder concentration
Economics	Cost Structure	✓ Lowers costs as New Safehold scales compared to projected status quo SAFE external management fees and reimbursable expenses
	Revenue Opportunity	✓ Provides additional revenue via fund management business, a potential captive pipeline opportunity
Capital Access	Share Float	✓ More than doubles public float upon completion, greatly increasing liquidity for existing and prospective shareholders
	Long-term Investor(s)	✓ Expands core investor base by adding MSD Partners as a complement to existing stable of long-term strategic investors (both common equity and Caret)
	Debt Profile	✓ Generates credit ratings momentum by directly addressing key ratings drivers

iStar

7

Note: figures referenced in this presentation are estimates and correspond to those included iStar's definitive joint proxy statement / prospectus. The final STAR share consolidation ratio is subject to change based on a number of factors and may be higher or lower than 0.153. Consolidation ratio is calculated pre-reverse stock split at iStar.

Star Holdings

Star Holdings, an independent company to be spun off from iStar concurrent shortly before closing of the merger, will be externally managed by New Safehold and will own interests in iStar's legacy real estate assets and SAFE stock

Company Overview

Rationale

- Allows for more orderly monetization of legacy assets

Structure

- Publicly-traded company, externally managed by New Safehold

Portfolio and Capitalization


Portfolio(1)
$50m
~$350m
$400m
Real Estate GBV
SAFE Shares
Cash


Capitalization
$140m
$100m
~$560m
Margin Loan
Term Loan
Book Equity

Benefits

✓ **Maximizes value of iStar's remaining assets allowing for orderly monetization**

Spin-off effectively creates a trimmed-down iStar with an expense structure to match expected remaining asset lifecycle

✓ **Leverages iStar IP and management team allowing for a seamless transition**

Retains existing management expertise to complete monetization strategy for long-term assets

Note: Previously referred to as "SpinCo."
(1) Estimated SpinCo gross book value as of 3/31/23.

8

Conclusion The proposed transaction between iStar and Safehold provides current iStar shareholders a comprehensive solution to maximize its sum - of - the - parts value Provides dedicated vehicle and sufficient time to monetize legacy assets Enhances long - term value of Safehold, iStar’s largest and most important asset, by improving its structure, access to capital and future growth potential 2 1 9

Special Meeting of Stockholders iStar Special Meeting of Stockholders Date March 9, 2023 at 9:00 a.m. EST Format Virtual Agenda STAR Merger Proposal STAR Stock Issuance Proposal STAR Non - Binding Advisory Compensation Proposal STAR Adjournment Proposal, if necessary or appropriate Proxy Solicitor Innisfree M&A Incorporated Phone Number (877) 825 - 8777 Based on the unanimous recommendation of the STAR Special Committee, the STAR board of directors recommends to STAR’s stockholders that they vote “FOR” the STAR merger proposal, “FOR” the STAR stock issuance proposal, “FOR” the STAR non - binding advisory compensation proposal and “FOR” the STAR adjournment proposal. 10 Investor Relations Contact Pearse Hoffmann Senior Vice President 212.930.9400 investors@istar.com